UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

21 May, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 21 May, 2026, Guardian Metal Resources PLC issued a press release titled “Dr. Mark Thorpe appointed to the Board.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 21 May, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Dr. Mark Thorpe appointed to the Board dated 21 May, 2026.

21 May 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Dr. Mark Thorpe appointed to the Board

Guardian Metal Resources plc (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF), a strategic exploration company focused on tungsten in Nevada, USA, is pleased to announce that Dr. Mark Thorpe is to be appointed to the Board as an Independent Non-Executive Director, subject to completion of the required AIM due diligence process.

Dr. Thorpe brings to Guardian Metal decades of experience as a senior mining executive. He is a sustainability specialist with more than 30 years of experience working for major mining companies, focussed on environmental, permitting and community engagement initiatives, across the global mining sector. His experience covers the entire mine life cycle from greenfield exploration through to mine closure and post-closure management, which makes him well qualified to support Guardian Metal as it advances its Nevada-based tungsten projects through key development phases and into production. He holds a Ph.D. in mine land rehabilitation from the University of Saskatchewan and was the Chair of the Board of Directors of the Canada Mining Innovation Council.

Dr. Thorpe is replacing Mr. Mark Burnett, who steps down from his role as Non-Executive Director on 21 May 2026. The Board would like to thank Mark Burnett for his significant contribution as an original director of Guardian Metal and for helping to build the Company from a small private company into a notable dual-listed business in London and New York over the past five years. He steps down to focus on other business interests.

J.T. Starzecki, Executive Chairman of Guardian Metal, commented:

"Dr. Mark Thorpe's appointment to the Board as Independent Non-Executive Director is an exciting and important step in Guardian Metal's evolution as we look to reshore U.S. mined tungsten supply for the first time in over a decade. Mark is widely recognised as a leader in his field, setting best practice industry standards for global mining companies in responsible mining, environmental, permitting and stakeholder relations. We are delighted to appoint someone of his calibre and welcome his leadership and expertise as we approach important development milestones to deliver on our strategy of establishing our tungsten projects as cornerstones of U.S. tungsten supply.

"I would like to thank Mark Burnett for his dedicated service and the significant contribution he has made to the Board of Directors and Guardian Metal over the last five years. He is leaving the Company with our best wishes for the future."

A further announcement, including regulatory disclosures, will be made in due course.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defense metal independence. The Company is advancing two tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly America's largest producing tungsten operation, both located in Nevada, one of the top-rated mining jurisdictions in the United States.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested U.S. $6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defense, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defense metal.